June 2, 2005

Via Facsimile 202.772.9220

and Via EDGAR

Mr. Jonathan Duersch

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C. 20549-0405

Re:	Toreador Resources Corporation

Form 10-K, for the year ended December 31, 2004

File No. 0-02517

Dear Mr. Duersch:

On behalf of Toreador Resources Corporation (the “Company”), we are submitting a draft for your review of the Company’s responses to the accounting comments to the Company’s Form 10-K for the year-ended December 31, 2004 (the “Form 10-K”) set forth in the letter from the Securities and Exchange Commission (“SEC”) dated May 20, 2005.

The staff’s comments are set forth below and the Company’s responses are set forth after the staff’s comments.

1.

We note your proposed modifications and revisions to your critical accounting policies but were unable to locate how you intend to address the specific instances where uncertainties exist in your estimates that materially affect the quality and variability of your earnings and cash flows. For example your disclosures do not include a sensitivity analysis and discussion of historical experience in making critical estimates associated with your oil and gas reserves or fluctuations in foreign currency. We believe you will need to further revise your proposed disclosures to include these components. In this regarding we reissue prior comment 1.

Response: Attached is Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation – Critical Accounting Policies and Management’s Estimates reflecting the proposed changes to this section. Since the proposed changes to this section are substantially different from language in this section in the Form 10-K, we have not included a redline to the Form 10-K.

Mr. Jonathan Duersch

June 2, 2005

2.              We note your proposed disclosure in response to prior comment 3 and believe you will need to further expand your revenue policy to clearly address how you apply the revenue recognition principles prescribed by SAB Topic 13A to your contractual sales arrangements. In this regard we reissue prior comment 3.

Response: Attached is Note 2. Significant Accounting Policies – Revenue Recognition reflecting the proposed changes to this section. Since the proposed changes to this section are substantially different from language in this section in the Form 10-K, we have not included a redline to the Form 10-K.

Please let me know if the proposed responses are acceptable so that we can prepare and file the Form 10-K/A. You can reach me at 214.651.5562.

Very truly yours,

/s/ Janice V. Sharry

Janice V. Sharry

Direct Phone Number: 214.651.5562

Direct Fax Number: 214.200.0620

Janice.Sharry@haynesboone.com

JVS:tk

cc:	H. Roger Schwall (202.772.9220)
G. Thomas Graves III

                Douglas W. Weir

Proposed Language for

Item 7. Management’s Discussion and Analysis of Financial Condition

and Results of Operation – Critical Accounting Policies and Management’s Estimates

CRITICAL ACCOUNTING POLICIES AND MANAGEMENT’S ESTIMATES

The discussion and analysis of our financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Our significant accounting policies are described in Note 2 to our consolidated financial statements included in this Form 10-K/A. We have identified below policies that are of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by management. We analyze our estimates, including those related to oil and natural gas revenues, accounts receivable, oil and natural gas properties, income taxes, derivatives, contingencies and litigation, on a periodic basis and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements:

SUCCESSFUL EFFORTS METHOD OF ACCOUNTING

We account for our oil and natural gas exploration and development activities utilizing the successful efforts method of accounting. Under this method, costs of productive exploratory wells, development dry holes and productive wells and undeveloped leases are capitalized. Oil and natural gas lease acquisition costs are also capitalized. Exploration costs, including personnel costs, certain geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense as incurred. Exploratory drilling costs are initially capitalized, but such costs are charged to expense if and when the well is determined not to have found reserves in commercial quantities. In most cases, a gain or loss is recognized for sales of producing properties.

The application of the successful efforts method of accounting requires management’s judgment to determine the proper designation of wells as either developmental or exploratory, which will ultimately determine the proper accounting treatment of the costs incurred. The results from a drilling operation can take considerable time to analyze, and the determination that commercial reserves have been discovered requires both judgment and application of industry experience. Wells may be completed that are assumed to be productive and actually deliver oil and natural gas in quantities insufficient to be economic, which may result in the abandonment of the wells at a later date. On occasion, wells are drilled which have targeted geologic structures that are both developmental and exploratory in nature, and in such instances an allocation of costs is required to properly account for the results. Delineation seismic costs incurred to select development locations within a productive oil and natural gas field are typically treated as development costs and capitalized, but often these seismic programs extend beyond the proved reserve areas and therefore management must estimate the portion of seismic costs to expense as exploratory. The evaluation of oil and natural gas leasehold acquisition costs requires management’s judgment to estimate the fair value of exploratory costs related to drilling activity in a given area. Drilling activities in an area by other companies may also effectively condemn leasehold positions.

The successful efforts method of accounting can have a significant impact on the operational results reported when we enter a new exploratory area in hopes of finding oil and natural gas reserves. The initial exploratory wells may be unsuccessful and the associated costs will be expensed as dry hole costs. Seismic costs can be substantial which will result in additional exploration expenses when incurred

RESERVE ESTIMATES

Proved reserves are estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods as well as oil and natural gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery after testing by a pilot project or after the operation of an installed program has been confirmed through production response that increased recovery will be achieved. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Proved undeveloped reserves on undrilled acreage is limited (i) to those drilling units offsetting productive units that are reasonably certain of production when drilled and (ii) to other undrilled units where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. We emphasize that the volume of reserves are estimates that, by their nature are subject to revision. The estimates are made using geological and reservoir data, as well as production performance data. These estimates are reviewed annually and revised, either upward or downward, as warranted by additional performance data. We had upward reserve revisions equivalent to 5.03%, 2.34% and 29.85% of proved reserves during the years ended December 31, 2004, 2003 and 2002, respectively. These reserve revisions resulted primarily from improved performance from a variety of sources such as additional recoveries below previously established lowest known hydrocarbon levels, improved drainage from natural drive mechanisms, and the

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realization of improved drainage areas. If the estimates of proved reserves were to decline, the rate at which we record depletion expense would increase. Holding all other factors constant, a reduction in our proved reserve estimate of 1% would result in an annual increase in depreciation, depletion and amortization expense of approximately $341,000.

IMPAIRMENT OF OIL AND NATURAL GAS PROPERTIES

We review our proved oil and natural gas properties for impairment on an annual basis or whenever events and circumstances indicate a potential decline in the recoverability of their carrying value. We estimate the expected future cash flows from our proved oil and natural gas properties and compare these future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, we will adjust the carrying amount of the oil and natural gas properties to its fair value in the current period. The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected. Unproved properties are reviewed quarterly to determine if there has been impairment of the carrying value, with any such impairment charged to expense in the period. We have recognized impairment expense in 2003 and 2002. Given the complexities associated with oil and natural gas reserve estimates and the history of price volatility in the oil and natural gas markets, events may arise that will require us to record an impairment of our oil and natural gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.

FUTURE DEVELOPMENT AND ABANDONMENT COSTS

Future development costs include costs incurred to obtain access to proved reserves, including drilling costs and the installation of production equipment. Future abandonment costs include costs to dismantle and relocate or dispose of our production equipment, gathering systems, wells and related structures and restoration costs of land. We develop estimates of these costs for each of our properties based upon the type of production structure, depth of water, reservoir characteristics, depth of the reservoir, market demand for equipment, currently available procedures and consultations with construction and engineering consultants. Because these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make estimates and judgments that are subject to future revisions based upon numerous factors, including changing technology, the ultimate settlement amount, inflation factors, credit adjusted discount rates, timing of settlement and changes in the political, legal, environmental and regulatory environment. We review our assumptions and estimates of future abandonment costs on an annual basis. The accounting for future abandonment costs changed on January 1, 2003, with the adoption of SFAS 143. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred and

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the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized.

Holding all other factors constant, if our estimate of future abandonment costs is revised upward, earnings would decrease due to higher depreciation, depletion and amortization expense. Likewise, if these estimates were revised downward, earnings would increase due to lower depreciation, depletion and amortization expense. A hypothetical increase in the present value of our estimated future abandonment cost of approximately $1 million (representing an increase of approximately 43% to our December 31, 2004 asset retirement obligation) would have increased our depreciation, depletion and amortization expense by $63,418, or $0.10 per BOE for the year ended December 31, 2004.

INCOME TAXES

For financial reporting purposes, we generally provide taxes at the rate applicable for the appropriate tax jurisdiction. Because our present intention is to reinvest the unremitted earnings in our foreign operations, we do not provide U.S. income taxes on unremitted earnings of foreign subsidiaries. Management periodically assesses the need to utilize these unremitted earnings to finance our foreign operations. This assessment is based on cash flow projections that are the result of estimates of future production, commodity pricing and expenditures by tax jurisdiction for our operations. Such estimates are inherently imprecise since many assumptions utilized in the cash flow projections are subject to revision in the future.

Management also periodically assesses, by tax jurisdiction, the probability of recovery of recorded deferred tax assets based on its assessment of future earnings outlooks. Such estimates are inherently imprecise since many assumptions utilized in the assessments are subject to revision in the future.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“Statement 146”). Statement 146 requires that a liability for costs associated with an exit or disposal activity should be initially recognized when it is incurred. Under previous standards, such costs were recognized in the period in which an entity committed to a plan of disposal. Under Statement 146, the costs are recognized in the period when an actual disposal is under way. Examples of costs included under Statement 146 include one-time termination benefits, costs to consolidate or close facilities and costs to relocate employees. Statement 146 is effective for exit or disposal activities initiated after December 31, 2002. On June 17, 2003, Toreador committed to the termination of four employees. Two engineers, one

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geologist and one part-time employee were terminated in an effort to reduce general and administrative costs. Total severance expense and liability for the year ended December 31, 2003, were approximately $511,000 and $310,000, respectively. On February 2, 2004, we committed to the termination of two landmen as a result of the Royalty Sale in January 2004. Total severance expense and liability for the year ended December 31, 2004, were approximately $172,000 and zero, respectively. The following table provides a reconciliation of the liability:

Exit Cost or Disposal Activity	Amount

Employee severance liability June 17, 2003	$ 511
Cost incurred	—
Adjustments	—
Less: Payroll payments	(201)

Severance liability December 30, 2003	$ 310
—
Cost incurred	172
Adjustments	—
Less: Payroll payments	(482)

Severance liability December 30, 2004	$ —

In December 2004, the FASB revised Financial Accounting Standard No. 123, Accounting for Stock Based Compensation. This statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This statement establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services. This statement focuses primarily on the accounting for transactions in which an entity obtains employee services in exchange for its equity instruments. The statement is effective for interim quarters beginning after June 15, 2005. We do not expect that the adoption of this statement will have a significant impact on our future results of operations or financial position.

In November 2004, the FASB issued Financial Accounting Standard No. 151 on Inventory Costs. This statement amends guidance set forth in ARB No. 43, Chapter 4, Inventory Pricing to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement will not have an impact on our future results of operations or financial position.

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Proposed Language for

Note 2. Significant Accounting Policies – Revenue Recognition

REVENUE RECOGNITION

Our French crude oil production accounts for the majority of our sales. We sell our French crude oil to Elf Antar France S.A. (“ELF”), and recognize the related revenues when the production is delivered to ELF’s refinery, typically via truck. At the time of delivery to the plant, title to the crude oil transfers to ELF. The terms of the contract with ELF call for oil to be sold at Platt Brent Crude prices less a specified differential per barrel. The contract with ELF is automatically extended for a period of one year unless either party cancels it in writing no later than six months prior to the beginning of the next year. ELF has historically made payment for crude oil purchases within the timing specified in the contract. We periodically review ELF’s payment timing to ensure that receivables from ELF for crude oil sales are collectible.

We recognize revenue for our remaining production when the quantities are delivered to or collected by the respective purchaser. Title to the produced quantities transfers to the purchaser at the time the purchaser collects or receives the quantities. Prices for such production are defined in sales contracts and are readily determinable based on certain publicly available indices. The purchasers of such production have historically made payment for crude oil and natural gas purchases within thirty and sixty days of the end of each production month, respectively. We periodically review the difference between the dates of production and the dates we collect payment for such production to ensure that receivables from those purchasers are collectible. All transportation costs are accounted for as a reduction of oil and natural gas sales revenue.